Mail Stop 4561

January 22, 2007

Mr. Alex Lightman
Chief Executive Officer and President
Innofone.com, Incorporated
1431 Ocean Ave., Suite 1100
Santa Monica, CA 90401

> **Re:** **Innofone.com, Incorporated**
> **Item 4.02 Form 8-K**
> **Filed December 29, 2006**
> **File No. 0-31949**

Dear Mr. Lightman:

We have reviewed your response letter dated January 18, 2007 and have the following additional comment.

<u>Form 8-K/A filed January 11, 2007</u>

1.   We have read your response to prior comment 1. We will defer further consideration of your response until the issues surrounding your restatement are resolved and the restated financial statements are filed. We request that you reconsider your conclusions as to the effectiveness of your disclosure controls and procedures upon such resolution in light of the final conclusions and magnitude of the restatement, which are unknown at this time.

As appropriate, please respond to this comment within five business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, please call Amanda Jaffe, Staff Accountant, at (202) 551-3473.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant